UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 19, 2022

Commission File Number 1-14846

_____AngloGold Ashanti Limited_____
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
_____South Africa_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DEALING IN SECURITIES BY THE INTERIM CHIEF FINANCIAL OFFICER**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALING IN SECURITIES BY THE INTERIM CHIEF FINANCIAL OFFICER OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the Interim Chief Financial Officer has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

Details of the transactions are provided below:

Name of Interim Chief Financial Officer	Ian Kramer
Name of company	AngloGold Ashanti Limited
Date of transaction	18 August 2022
Nature of transaction	On-market sale of shares
Class of security	Ordinary shares
Number of shares sold	1,500
Price per share	R255.00
Value of transaction (excluding fees)	R382,500.00
Nature and extent of interest	Direct, Beneficial
Prior clearance to deal	Obtained

Name of Interim Chief Financial Officer	Ian Kramer
Name of company	AngloGold Ashanti Limited
Date of transaction	18 August 2022
Nature of transaction	Exercise of share options
Class of security	Ordinary shares
Number of shares	500
Price per share	R254.3631
Value of transaction (excluding fees)	R122,681.55
Number of shares	938
Price per share	R254.2044
Value of transaction (excluding fees)	R238,443.73

Nature and extent of interest	Direct, Beneficial
Prior clearance to deal	Obtained

ENDS

19 August 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Chipo Mrara	+27 11 637 6012/+27 60 571 0797	camrara@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>**Investors**</u>

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 19, 2022

By:	/s/ LM GOLIATH
Name:	LM Goliath
Title:	Company Secretary